FACILITY AGREEMENT

 The undersigned:

     I. COOPERATIEVECENTRALE RAIFFEISEN-BOERENLEENBANK B.A., established at Amsterdam, The Netherlands, and also maintaining a business office in Utrecht, hereinafter referred to as " Rabobank International";

 and

 II.
 a. INBRAND EUROPE B.V., established at Goirle, The Netherlands, hereinafter also referred to as "Inbrand Europe",
 b. IN BRAND BENELUX B .V., established at Goirle, The Netherlands,
 c. COMFORTA HEALTHCARE LTD, established at Worcester, United Kingdom.
 d. INBRAND FRANCE S.A., established at Wasquchal, France,
 e. INBRAND ESPANA SL, established at Barcelona, Spain, which entities shall also be referred to both jointly end severally as the "Borrowers", unless this Facility Agreement provides otherwise;

 have agreed as follows:

 Rabobank International hereby grants to the Borrowers a credit facility, which the Borrowers hereby accept, subject to the following conditions.

 ARTICLE 1 DEFINITIONS

 For the purpose of this Facility Agreement, the following terms shall have the meaning ascribed to them below:

 (a) Advance(s): cash advance amounts paid by Rabobank International to the Borrowers under the Facility in US Dollars and/or other convertible (foreign) currencies to be agreed between the parties, for a period of 1, 2, 3, 6 or 12 month(s). payable in amounts of no less than US $ 200,000 (two hundred thousand United States Dollars) or the corresponding value in Alternative Currency to be agreed upon.

 (b) Business Day: any day on which Dutch banks are open for business and transactions between banks are carried on in Amsterdam and/or any other place where acts are performed to comply with obligations under this Facility Agreement.

 (c) Facility: a credit facility up to a maximum amount of US. $ 15,000,000-- (fifteen million United States Dollars) or its corresponding value in Dutch Guilders, French Francs, German Marks, British Pounds and Spanish Pesetas, hereinafter referred to as: "Alternative Currency", provided that such currencies are available to Rabobank International.

 (d) Inbrand Corporation: a Georgia corporation with its chief executive office and principal place of business at 1169 Canton Road, Marietta, Georgia 300~6, USA. (e) LIBOR: London Interbank Offered Rate, the interest rate offered to the banks in the London Interbank Market for deposits of comparable amounts denominated in the same currency and of corresponding tenors.

 (f) Rabobank Base Rate: the Rabobank base rate ("basisrente") as published from time to time by Rabobank International in one or more Dutch national newspapers.

 (g) Termination Date: three years after the date of execution of this Facility Agreement, unless earlier termination or any extension thereof has been mutually agreed upon.

 (h) Availability period: period of three years after the date of execution of this Facility Agreement and ending on the Termination Date, unless earlier termination or any extension thereof has been mutually agreed upon.

 ARTICLE 2 PURPOSE/AVAILABILITY

 1. Without prejudice to the provisions set out in Article 12 and 13, the Facility shall be available to the Borrowers from the date of execution of this Facility Agreement till the Termination Date.

 2. At the Termination Date all amounts outstanding under the Facility will be immediately due and payable

 3. The Borrowers may only use the Facility within the normal conduct of their business.

 4.  Upon at  least  fourteen  ( 14)  days  prior  written  notice  to  Rabobank
 International the Borrower may, at its option, terminate this Facility Agreement. If termination by the Borrower is to be effective on such a day, the Borrower shall pay to Rabobank International the outstanding principal, accrued interest and other charges owing under the terms of this Facility Agreement.

 ARTICLE 3 CONDITIONS PRECEDENT

 The obligation of Rabobank International to make advances is subject to the condition precedent that Rabobank International shall have received:

 (a) a guaranty, duly executed by Inbrand Corporation (the Guarantor). in form and substance acceptable to Rabobank International in its sole discretion (the Guaranty);

 (b) copies of all resolutions, authorizations, approvals, consents, licenses and Iegalisation, if any. necessary or appropriate for entering into and any performance under this Facility Agreement by the Borrowers as well as copies of all resolutions, authorizations, approvals. consents. licenses and Iegalisation, if any, necessary or appropriate for entering into and any performance under the Guaranty;

 (c) copies certifying the names and true signatures of the officers of the Borrowers and the Guarantor authorized to sign the documents.

 ARTICLE 4 USE

 1. The whole or any part of the Facility may be administered in one or more accounts in the books of Rabobank International, in United States Dollars and/or in Alternative Currency .

 2. Under the terms of the Facility, the Borrowers may during the Availability period:
     (a) make the usual withdrawals from the account(s) referred to in paragraph 1 of this Article;
     (b) have Rabobank International issue guarantees and open letters of credit and assume similar obligations for the Borrowers' account on such conditions as the Bank may determine and subject to a maximum term of 12 months;
     (c) withdraw Advances on such conditions as will be determined in greater detail.

 The aggregate amount of the debit balance of the account(s) and the issued by Rabobank International, outstanding Advances and other obligations assumed by Rabobank International at the request or for the account of the Borrowers shall at no time exceed the maximum amount of the Facility.

 3. For the purpose of determining the amount available under the Facility the corresponding United State dollar value of amounts withdrawn in other currency shall be calculated on the basis of the respective (informative) buying and selling rates on the Amsterdam exchange market as quoted by De Nederlandsche Bank N.V. each Business Day.

  4. Rabobank International shall debit the Borrowers' account(s) with all the withdrawals referred to in this Article, the amounts paid under guarantees or other obligations assumed at the request and for the account of the Borrowers within the meaning of this Article and all interest, fees and costs.

 ARTICLE 5 INTEREST

 Current account

 1.With regard to the part of the current account which is used in US Dollars or Alternative Currency, both the debit and credit interest rates shall be determined by Rabobank International on a weekly basis. The interest rates are based upon the weekly interbank interest rate for the applicable currency increased with the applicable margin dependent upon the Funded Debt/EBITDA ratio as specified in the attached Schedule B. These rates shall not be changed during the week in question, unless Rabobank International considers such a change appropriate in view of market conditions. Rabobank International shall forward to the Borrowers on a weekly basis a survey of the interest rates and shall immediately notify the Borrowers of any change thereof

 2.Interest on credit and/or debit balances in current account shall be calculated quarterly in arrears. The interest shall be calculated as is customary per currency (custom in respect of Dutch Guilders: month right/year right).

 Advances

 1. The interest rate on Advances in US Dollars or Alternative Currency shall be based on the LIBOR rate increased with the applicable margin dependent upon the Funded Debt/EBITDA ratio as specified in the attached Schedule B.

 2. Interest on Advances shall be due on the agreed maturity dates, unless the tenor of an Advance is more than three months, in which case the interest shall be due quarterly and on the agreed maturity date.

 3. Interest on Advances shall be calculated per currency as is customary with the Banks (custom in respect of Dutch Guilders: month right/year 360).

 4. If the LIBOR rate is not published on the day interest is determined, another interest indicator shall be used in mutual consultation.


 Exceeding the Facility

 If the maximum amount of the Facility is exceeded as a result of any interest and/or costs being debited or for any other reason, Rabobank International may charge an interest at a rate of 2% (two per cent) per annum over and above the Rabobank Base Rate. This interest shall be calculated on the amount by which the Facility is exceeded, commencing on the date on which the excess arose and ending on the date on which it is undone, all of this without prejudice to the Borrowers' obligation to make up the deficit immediately and without prejudice to the rights of Rabobank International under Article 12 of this Facility Agreement.

 Late payment

 In the event that the Borrowers fail to pay any amount in a timely fashion. they shall owe Rabobank International extra interest at a rate of 1% (one per cent) per month. This default interest shall be calculated on the amount still payable by the Borrowers from the date the amount became due until the date of actual payment. This provision shall not release the Borrowers from their obligation to comply with their obligations and shall not affect the banks' rights under Article 12 of this Facility Agreement.

 ARTICLE 6 FEES AND COSTS

 1. With effect from the date of signing this document the Borrowers shall pay a commitment fee calculated on the average unused balance of the commitment amount. The applicable rate of the commitment fee shall depend upon the Funded Debt/ EBITDA ratio as specified in the attached Schedule B. This fee shall he charged in arrears on the last day of each calendar quarter and on the Termination Date and shall be calculated on the basis of a month having 30 days and a year having 360 days.

 2. Rabobank International shall charge all the customary fees for the guarantees it issues or other obligations it assumes at the request and for the account of the Borrowers hi accordance with the provisions of Article 4.

 3. All fees due and payable by the Borrowers shall be calculated quarterly in arrears. unless the parties have agreed otherwise.

 4. The Borrowers shall pay all the costs associated with the conclusion and performance of this Facility Agreement and all collection costs arising when the Facility is claimed back. Collection costs shall also include the internal and external costs of legal assistance, the costs of litigation and the costs of experts and other third parties.

 ARTICLE 7 ADVANCES

 1. If the Borrowers intend to withdraw an Advance in Dutch Guilders. they shall notify Rabobank International no later than on the date of withdrawal. before
 11.00 a.m. Amsterdam time, and if they intend to withdraw an Advance in US Dollars or in Alternative Currency other then Dutch Guilders, they shall notify Rabobank International two Business Days prior to the date of withdrawal, no later than at 10.00 a.m. London time. all of this in such a manner as Rabobank International may determine and subject to a specification of the amount, tenor and currency requested. This notification shall be irrevocable. Rabobank International shall confirm the terms and conditions of the Advances, including the interest rate determined by Rabobank International, to the Borrowers in writing.

 2.If the Borrowers wish to take an Advance in US Dollars or Alternative Currency and, on the requested date of withdrawal. Rabobank International establishes that the currency requested is unavailable as a result of certain circumstances on the Interbank Market(s), Rabobank International shall cease to be under an obligation to pay the Advance in the currency requested. Rabobank International shall promptly notify the Borrowers. who shall then be entitled to withdraw Advances in other (freely convertible foreign) currency, with due observance of the provisions set out in paragraph I of this Article.

 3.Advances shall be paid by means of crediting the account held by the Borrowers with Rabobank International. The value date shall be the date on which Rabobank International placed the Advances at the Borrowers' disposal. The credit entry shall constitute conclusive evidence of the Borrowers' indebtedness.

 4.The Borrowers shall promptly sign for approval and return to Rabobank International a copy of the confirmation letter referred to in paragraph I of this Article. Any failure to return the confirmation letter promptly shall be construed as the Borrowers' unconditional agreement with the letter.

 5.The principal, interest and costs owed by the Borrowers to Rabobank International by virtue of the Advances extended shall be (re)paid on the due date. Upon (re)payment, the Borrowers' account with Rabobank International shall be debited with the relevant amounts, and the Borrowers hereby unconditionally and irrevocably authorise Rabobank International to so proceed, all of this without prejudice to the Borrowers' obligation to pay the outstanding amount in full and on time in the event of an insufficient balance.

 6.The Borrowers are allowed to prepay Advances in whole or in part, provided that they have notified Rabobank International in writing of their intention no later than ~ Business Days prior to such a day. In such case the Borrowers shall compensate Rabobank International for the funding-losses.

     7. Advances shall be paid on the due dates and in the same currency as the one in which they were withdrawn.

 ARTICLE 8 PLURALITY OF DEBTORS

     1. Each of the Borrowers shall be Jointly and severally liable to Rabobank International for any and all amounts which Rabobank International may claim in connection with or under the Facility.

 2.The Borrowers hereby waive all the rights, privileges and defenses conferred by law upon joint and several co-debtors and shall, at the first request of Rabobank International, pay any and all claims from Rabobank International in connection with or under the Facility extended to one or more of the Borrowers which arc party to the present Facility Agreement.

 3. Each of the Borrowers hereby subordinates all present and/or future claims which they may have against other jointly and severally liable Borrowers on the grounds of recourse and/or subrogation to all present and/or future claims which Rabobank International may have - on whatever ground - against the other jointly and severally liable Borrowers. which means that the jointly and severally liable Borrowers shall not file any claim for recourse and/or subrogation until Rabobank International has been paid in full.

 ARTICLE 9 PAYMENT

 The Borrowers shall pay Rabobank International all amounts due under this Facility, without invoking any suspension, deduction, discount, offset and/or counterclaim, at such a place as Rabobank International may indicate. If any due date is not a Business Day, the due date shall be the next Business Day, interest shall be calculated over the extra day or days.

 ARTICLE 10 ORDER OF PAYMENTS

 All payments received by Rabobank International from the Borrowers under this Facility Agreement shall be used to reduce the amounts owed under this Facility Agreement and are considered to be first for pay costs and damages. then for fccs7 extra interest and interest and, finally, to repay the principal.

 ARTICLE 11 OFFSETTING CLAIMS

 1.All the Borrowers' accounts with Rabobank International, irrespective of their nature or the currency in which they are denominated, shall be considered to be one and the same account.

 2. Rabobank International shall at all times be entitled to set off any and all amounts due and payable by the Borrowers under the Facility against any and all claims which the Borrowers may have against Rabobank International. regardless of whether or not they arc due. For the purpose of this clause, obligations expressed in foreign currencies shall be converted into Dutch Guilders at the then current rates of the Amsterdam exchange market, based on the (informative) buying and selling rates quoted by Dc Ncdcrlandschc Bank N.V. on each Business Day. The Borrowers hereby grant an unconditional and irrevocable power of attorney to Rabobank International to do all that is necessary to effect the aforesaid set off.

ARTICLE 12 TERMINATION/EVENTS OF DEFAULT

     1. If the availability of the Facility is not extended by Rabobank International after expiration of the Availability period the Borrowers shall no longer be entitled to make use of the Facility, all amounts outstanding under this Facility Agreement on account of and/or in connection with outstanding current account balances of principal together with interest, default interest. fees and costs shall become immediately due and payable after this period by the more lapse of time and shall be (re)paid promptly to Rabobank International In such an event. the Borrowers shall also he under an obligation to ensure that Rabobank International is released from its obligations ensuing from the outstanding guarantees and/or the other obligations assumed by Rabobank International under the terms of Article 4 at the Borrowers' request. Any outstanding Advances shall become due and payable on the agreed due dates thereof. however not later than on the Termination Date.

 2. If any of the following events occur, Rabobank International shall be entitled, upon written notification to the Borrowers, to terminate the Facility with immediate effect:
  (a) if the Facility and/or parts of the Facility is or are exceeded and the deficit is not remedied within 14 days after the Borrowers having been requested in writing to do so; -
  (b) if Rabobank International has not received any amount due and payable by the Borrowers to Rabobank International on account of or in connection with this ' Facility Agreement within 14 days of a written request to that effect;

     (c) if the default in complying with any other obligation arising from this Facility Agreement and/or from any other loan or credit agreement, whatever its name, concluded with Rabobank International or any other lender;
     (d) if any of the following events occur with regard to the Borrowers or the Guarantor -or a third party who has provided security in relation to the
Facility:

 if a pre-Judgment attachment is levied on a material part of the assets and the attachment is not lifted or terminated within 30 days of the date of attachment;

 if a mayor change is made or obviously intended in the actual. direct or indirect control over the Borrowers or the Guarantor or the third party in question;

 if there is a (intended) decision to demerge; in the event of a substantial decrease in value or a cancellation of the security - if applicable - provided to Rabobank International;

 if any approval, exemption or permit required for the conduct of business by the Borrowers is missing, canceled or revoked or if the relevant conditions are violated.

 3. The Facility shall be terminated forthwith and without prior notice from Rabobank International to the Borrowers if any of the following events occur with regard to the Borrowers or the Guarantor or a third party who has provided security in relation to the Facility:
          application for a suspension of payments;
          voluntary or involuntary winding up;
          proposal for a composition with creditors;
          attachment  ("executoriaal  beslag") on a material part of the assets;
          dissolution   or  actual   liquidation;
          discontinuation   or  actual termination of conduct of business;
          loss of status as a legal entity;
          filing of a notice as defined  in  Article  36 of the  Invorderingswet
            1990 (Tax Collection  Act)  or  Article  16d of  the  Coordinatiewet
            Sociale  Verzekeringen  (Social  Insurance   Coordination Act).

 4. Moreover the Facility shall be terminated forthwith and without prior notice from Rabobank International to the Borrowers if the Guarantor is unable to maintain the financial covenants as mentioned hereunder and as specified in the attached Schedule C. The covenants shall be determined on a consolidated basis in respect of the Guarantor.
  (i)     a consolidated Current Ratio of not less than 1.25 to 1.0
  (ii) a consolidated Adjusted Tangible Net Worth of not less than the amount shown below for the fiscal periods corresponding thereto:
                Period                                                 Amount
                ------                                                 ------
 - as of the last day of each of the first three
 fiscal quarters of 1997                                             $30.000.000
 - as of the last day of the 1997 fiscal year and the last day of $35.000.000 each the first three fiscal quarters of 1 99t's fiscal year
 - as of the last day of the 1 99Es fiscal year and the last day of $40.000.000 each he first three fiscal quarters of 1999 fiscal year
 - as of the last day of each fiscal quarter thereafter and as of $45.000.000 the last day of each fiscal year thereafter


  (iii) a ratio of total consolidated indebtedness to consolidated Adjusted Tangible Net Worth of not greater than the ratio 2.50 to 1.0 through the last day of the Guarantor's 1997 fiscal year and 2.25 to 1.0 as of the last day of each fiscal quarter and fiscal year thereafter
  (iv) as of the last day of each fiscal quarter for the four fiscal quarters then ending a consolidated Funded Debt/EBITDA Ratio of not less than 3 to 1.0
 (v) as of the last day of each fiscal quarter for the four fiscal quarters then ending a Consolidated Fixed Charge Coverage Ratio of not less than 1.5 to 1.0

 If the Guarantor fails to act within the Financial Covenants, the parties to this Facility Agreement will consider about the possible consequences thereof for the (re)payment of the outstanding amount and current interest on the Facility If the Parties do not agree within three months. Rabobank International shall be entitled to terminate the Facility Agreement forthwith. without any notice of default or court intervention being required

 The terms "Acquisition Factor", "Adjusted Net Earnings", "Adjusted Tangible Assets", "Adjusted Tangible Net Worth", "Current Assets", "Current Liabilities", "Current Ratio". "EBITDA", "Fixed Charge Coverage Ratio", "Funded Debt". "Funded Debt/EBITDA Ratio", "GAAP" and "Make Capital Expenditures" arc applicable to this Agreement and shall have the meaning as described in the Amended and Restated Loan Agreement. Section 1 "General Definitions", made as of October 1, 1996, by and between Southtrust Bank of Georgia, N A and Inbrand Corporation Such definitions may be amended from time to time with subject to the prior written consent of Rabobank International. unless parties to this Agreement have explicitly agreed upon otherwise If the Facility is terminated pursuant to paragraph 2, 3 or 4 of this Article, any and all amounts owed by the Borrowers on account of or in connection with this Facility Agreement in terms of principal. interest, extra interest, fees, damages and costs shall become ' immediately due and payable in full, without any notice of default or court intervention being required If any event of default occurs as defined in paragraphs 2, 3 and 4 of this Article. the Borrowers shall be under an obligation to immediately repay the outstanding debit balance and the Advances withdrawn, as well as accrued interest, extra interest, fees and costs and. with regard to the Advances extended, and with regard to Advances extended a charge for any funded losses incurred by Rabobank International

 ARTICLE 13 CHANGES IN THE CONDUCT OF BUSINESS

 1. The Borrowers undertake to submit to Rabobank International -as far as this information does not appear from the so-called quarterly " 10-Q reports" and as far as the providing of such information does not conflict with (government) regulations- in advance any intended decision or intended amendment to the Articles of Association resulting in a major change in the conduct of their business or their financial circumstances and any intended decision to merge with one or more third parties or take over one or more third parties

 2. If Rabobank International so request, the Borrowers shall not make the final decision as referred to in paragraph 1 of this Article until the parties to this Facility Agreement have considered about the possible conscqucnccs thereof for the (re)payment of the outstanding amount and current interest on the Facility

 3. Following an intention as referred to in paragraph 1 of this Article, Rabobank International shall be entitled to stipulate reasonable conditions as security for the Borrowers' compliance with the obligations under this Facility Agreement If the Borrowers do not agree with these conditions. Rabobank International shall be entitled to terminate the Facility Agreement forthwith, without any notice of default or court intervention being required The provisions set out in paragraphs 1, 4 and 5 of Article 12 shall apply equally

 ARTICLE 14 FINANCIAL INFORMATION

 As long as the Borrowers have any obligation to Rabobank International under this Facility Agreement they shall, within six months of the end of each financial year, provide Rabobank International with their annual (consolidated) financial statements for the past financial year, as audited by an independent auditor. Furthermore, the Borrowers shall be under an obligation to provide on a quarterly basis, within 45 days of the end of each quarter, to Rabobank International the so-called "l0-Q reports"

 ARTICLE 15 NEGATIVE PLEDGE

  1 The Borrowers hereby undertake vis-a-vis Rabobank International that as long as the Facility or any part thereof remains outstanding or any other sum is payable under this Facility Agreement. it shall not without the prior written consent of Rabobank International
     (a) create or permit to subsist any charge. mortgage, pledge, security interest or any other right of a third party in respect of (i) any of its present or future property, and/or (ii) any of its present or future other assets.
     (b) sell, barter or otherwise alienate (including. without limitation. through any sale- and Ieaseback transaction. factoring agreements and other off-balance transaction ) any of its property or other assets, except for a sale or transfer for full value in the normal course of business of assets as mentioned under (a)(ii); guarantee or incur liability in any other way for the obligations and/or debts of third parties, whether due or not due. absolute or contingent
  2 As far as point l(a) and (b) concerns an exception will be made for transactions, on a yearly basis, not exceeding the amount of USD 150.000 (one hundred fifty thousand United States Dollars in total)
  3 The Borrowers undertake vis-a-vis Rabobank International to procure that none of its present or future subsidiaries or companies in which the Borrowers hold or will hold the majority of the shares. will create any security interest or incur liability as described in paragraph I hereof and that such subsidiaries or companies shall accept the foregoing as their own obligation Secured debts which already existed at the time of acquisition of such a subsidiary will be respected by Rabobank International
  4 In the event that the Borrowers will, after having obtained the written consent of Rabobank International thereto, grant a security interest to other creditors for any present and/or future obligations, the Borrowers shall at the same time grant a security interest to Rabobank International for all present and/or future indebtedness and obligations of the Borrower to Rabobank International, whether for principal, interest or otherwise. which security interest shall rank at least equally with the security interests granted to such other creditors and which shall provide for at least the same coverage as granted to such other creditors

 ARTICLE 16 ACCESSION

  1.      Rabobank International hereby agrees in advance that:
           (a) one or more jointly and severally liable borrowers may accede to this Facility Agreement and accept its teams and conditions, provided that an acceding borrower is designated by Inbrand Europe as one of its subsidiaries and is considered to be acceptable by Rabobank International;

 The undersigned, under IIb up to and including IIe, hereby grant an unconditional and irrevocable power of attorney to Inbrand Europe, who hereby accepts this power of attorney, to accept (also on their behalf) the accession to the Facility Agreement of one or more other jointly and severally liable borrowers.

 ARTICLE 17 CHANGE OF CIRCUMSTANCES

1. If any instructions or regulations issued by the governmental authorities and/or De Nederlandsche Bank N.V. have a cost-increasing impact on the obligations of Rabobank International under the Facility, Rabobank International shall notify the Borrowers as soon as possible. The Borrowers shall pay such additional costs at first request of Rabobank International and be entitled to repay the outstanding amount of the Facility subject to compensation for the losses of Rabobank International. If in such event Rabobank International is looking for adjusting the Facility. the Borrowers have the right to terminate this Facility Agreement after a period of three months, during which period the Facility will be unchanged. At the end of this period all outstandings shall be repaid in conformity with Article 12 clause 1.

 2. If the Borrowers are required by law to deduct or withhold an amount from any payment under this Facility Agreement, the Borrowers shall pay Rabobank International such an additional amount that Rabobank International will receive the same amount as they would have received without the deduction or withholding.

ARTICLE 18 COMMUNICATIONS

 Unless specifically provided otherwise, all notices and communications relating to this Facility Agreement shall be made to the addresses listed below:

 To Rabobank International:
 Coopcratieve Centrale Raiffcisen-Bocrcnlccnbank B.A.
 P. O. Box 1 71 00
 3500 HG Utrccht

 To the Borrowers:
 Inbrand Europe B.V.
 P.O. Box 272
 5050 AG Goirle

 ARTICLE 19 MISCELLANEOUS

     1. Rabobank International may set other interest calculation methods if, for instance, the present methods cease to be available.

     2. For the purpose of this Facility Agreement. Rabobank International elects as her domicile the office at Croeselaan] 18, Utrecht, and the Borrowers elect as their domicile the office at Nieuwkerksedijk 14, Goirle.

     3.The Borrowers represent that they are subsidiaries of Inbrand Europe and that each of them has an economic interest in the availability of the Facility.

     4. This Facility Agreement and its performance shall be governed by the laws of the Netherlands.

     5. Any dispute  between  the parties  concerning  the  performance  of this
Facility Agreement shall be brought before the competent court in the Netherlands, without prejudice to the right of Rabobank International to take legal action in any other jurisdiction.

     6. The Borrowers represent that the conclusion of this Facility Agreement shall not constitute a violation of any other obligation entered into by them.

     7.Any amendment to this Facility Agreement shall be made in writing and with the parties' mutual consent.

     8.The Borrowers shall not be entitled to assign or pledge their rights under this Facility Agreement to any third party.

     9.The invalidity of any clause included in this Facility Agreement shall not render the entire Facility Agreement void.

     10. Any failure by either party to exercise any right under this Facility Agreement shall not be construed as a waiver or forfeiture of such a right.

     11. Rabobank International may invoke the provisions set out in this Facility Agreement as long as they have or may obtain any claim against the Borrowers under this Facility Agreement.

     12.Without prejudice to the provisions set out above. the "Borrowers" shall also be understood to mean the jointly and severally liable borrowers, both individually and collectively. who have joined this Facility Agreement pursuant to Article 16.

     13.Unless the parties have expressly provided otherwise in this Facility Agreement. the offering letter of October 17. 1996, reference PDB/o961744, as accepted by the Borrowers with regard to this Facility Agreement, shall apply in full to this Facility Agreement.

     14. Unless the parties have expressly provided otherwise, this Facility Agreement shall also be governed by the General Terms and Conditions applicable to transactions between Cooperatieve Centrale Raiffeisen-Boerenieenbank B.A. or its member banks and the customers of Cooperatieve Centrals Raiffeisen-Boerenieenbank B.A.. as filed with the Registry of the Amsterdam District Court. The Borrowers declare that they have received a copy of said General Terms and Conditions and have taken due note of the contents thereof (Schedule D)

 Executed in twofold at Utrccht dated January 16. 1997.

I.    COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.

II.a. INBRAND EUROPE B.V.

II.b. INBRAND BENELUX B.V.

II.c. COMFORTA HEALTHCARE LTD

II.d. INBRAND FRANCE S.A.

II.e. INBRAND ESPANA SL

                                 SCHEDULE A

                             ACCESSION AGREEMENT

 THE UNDERSIGNED:

  I. C'OOPERATIEVE CENTRALE RAIFFEISEN-CENTRALE BOERENL.EENBANK B.A established at Amsterdam and also maintaining a business office in Utrccht,hcrcinaftcr referred to as: Rabobank International;
  II.     INBRAND EUROPE B.V.,
          established at Goirle,
          hereinafter referred to as: Inbrand Europe;
  III.     *, established at *, hereinafter referred to as:
          Co-Borrower,

 WHEREAS:

     Rabobank International and Inbrand Europe and its subsidiaries, (hereinafter jointly as well as severally referred to as: the Borrowers) have entered into a Facility Agreement dated January 16, 1997 (hereinafter referred to as: Facility Agreement) relating to a facility in the maximum aggregate amount of USD 15,000,000-- (fifteen million United States Dollars) or the corresponding value in Alternative Currency (hereinafter referred to as:
Facility);

     pursuant to Article 16 of the Facility Agreement one or more Co-Borrower(s) man enter into the Facility Agreement;

     the Co-Borrower is a subsidiary of Inbrand Europe and has an economic interest to enter into the Facility Agreement;

 HAVE AGREED AS FOLLOWS:

 1. The Co-Borrower hereby enters into the Facility Agreement. a copy of which has been attached to this Accession Agreement, and herewith undertakes to comply with its terms and conditions and accepts the benefit of such terms and conditions.

 2. Rabobank International has opened a current account in the name of the Co-Borrower in its administration under number * which current account will be subject to the Facility.

 3. The Co-Borrower herewith grants to Rabobank International without limitation any and all rights and powers vested on Rabobank International as mentioned in the Facility Agreement.

 4. The Joint and several liability of the Co-Borrower as mentioned in Article 8 of the Facility Agreement will serve, among others, as a security for any present and future claims under the Facility Agreement which Rabobank International may now or in the future have on any of the Borrower, which have already entered into the Facility Agreement of which may in the future enter into the Facility Agreement.

 5. The Co-Borrower herewith and irrevocably authorizes Inbrand Europe to accept other co-borrowers on its behalf as a party to the Facility Agreement.

 6. Inbrand Europe confirms that the Co-Borrower is a subsidiary of Inbrand Europe, and herewith unconditionally and irrevocably accepts on its own behalf as well as on behalf of the Borrowers the accession of the Co-Borrower to the Facility Agreement as one of the jointly and severally liable Borrowers and the rights and obligations arising from aforesaid accession.

 7. Rabobank International herewith unconditionally and irrevocably accepts the accession of the Co-Borrower to the Facility Agreement as one of the Jointly and severally liable Borrowers and the rights and obligations arising from aforesaid accession.

 8. Unless the parties have expressly provided otherwise. this Facility Agreement shall also be governed by the General Terms and Conditions applicable to transactions between Coopcraticvc Ccntralc Raiffciscn-Bocrcniccnbank B.A. or its member banks and the customers of Coopcraticvc Ccntralc Raiffciscn-Bocrcniccnbank B.A., as fiend with the Registry of the Amsterdam District Court. The Co-Borrower herewith declares to have received a copy of these General Conditions and to have taken due notice of these General Conditions.

 Signed in threefold at * on *

 Rabobank International:
 I. COOPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
 Inbrand Europe:
 II. INBRAND EUROPE B.V.
 Co-Borrower
 III. *
                           SCHEDULE NOT TO BE SIGNED

                              SCHEDULE B

 For purposes of determining the LIBOR margin and the commitment fee the ratio of Funded Debt to EBITDA based in the second preceding quarterly period (e.g. the LIBOR margin for the 3rd quarter shall be determined based on the Funded Debt to EBITDA ratio as of the end of the 1st quarter) consolidated financial statements of Inbrand Corporation shall be used according to the following table:

 Funded Debt to EBITDA            Margin LIBOR (p.a.)      Commitment Fee (p.a.)
 < 1.50                                  0.50%                    0.250%
 1.50 - < 2.0                            0.75%                    0.300%
 2.00 - < 2.25                           1.00%                    0.300%
 2.25 - < 2.50                           1.25%                    0.300%
 2.50 - < 3.00                           1.50%                    0.425%
 3.00 - < 3.25                           1.75%                    0.425%
 3.25 - > 3.25                           2.00%                    0.425%

                               SCHEDULE C

                             Financial covenants

 Computed at least quarterly and based on financial statements and compliance certificates provided by the Borrowers and the Guarantor and using GAAP definitions.


                                     Fiscal Quarter and Year Ending
                                1996      1997      1998       1999 and later
  Minimum current ratio         1.25      1.25      1.25           1.25
  Minimum adjusted tangible
  not worth (millions)          $ 30      $ 35      $ 40           $ 45
  Maximum debt to adjusted
  tangible net worth            2.50      2.50      2.25           2.25
  Minimum fixed charge
  coverage ratio*               1.50      1.50      1.50           1.50
  Maximum annual capital
  expenditures (millions)       $ 27      $ 27      $ 30           $ 30
  Maximum funded debt/
  EBITDA                         3.0       3.0       3.0            3.0
 * (calculation: (net income + interest expense + lease expense + depreciation +
                  amortization)/ (current maturities funded debt + interest expense + lease expense)

                         GUARANTY

 THIS GUARANTY AGREEMENT is made January 16, 1997 by and between

     I. INBRAND CORPORATION, organized under the laws of the state of Georgia, the United States, hereinafter referred to as: the "Guarantor"

 and

     II . COOPERATIEVE CENTRAEE RAlFFEISEN-BOERENLEEN BANK B.A. incorporated under the laws of the Netherlands with its registered office at Amsterdam, The Netherlands, hereinafter referred to as: "Rabobank International"

 WHEREAS

 Rabobank International will grant to INBRAND EUROPE B.V. and its European subsidiaries, hereinafter Jointly and severally referred to as: "Borrowers", a facility up to a maximum aggregate principal amount of US $ 15,000,000-- (fifteen million United States Dollars) or its corresponding value in freely convertible other currency subject to availability thereof to Rabobank international, such currency hereinafter referred to as:"Alternative Currency"
  , subject to the terms and conditions as set forth in the Facility Agreement dated as of January 16, 1997, as amended, varied, novated and/or supplemented from time to time, hereinafter referred to as "Agreement".

 It is a condition precedent for the availability of the Agreement that the Guarantor has issued an unconditional and irrevocable guaranty in favour of Rabobank International guaranteeing the indebtedness of the Borrowers due under the Agreement, such guaranty under the respective terms and conditions as set forth below and hereinafter referred to as the "Guaranty".

 HAVE AGREED AS FOLLOWS:

 ARTICLE 1

 The Guarantor hereby unconditionally and irrevocably guarantees and promises to pay to Rabobank International on first demand and without further proof of indebtedness by Rabobank International, in the same currency as the indebtedness, any and all indebtedness of the Borrowers under the respective terms and conditions of the Agreement. The amount thus to be paid by the Guarantor to be increased with statutory interest ("wettelijke rente ') at that time applicable, as from the date of payment of the same by Rabobank International until the date of payment by the Guarantor. The Guarantor declares to have taken due notice of the Agreement and to accept the terms and conditions thereof The word "indebtedness" is used herein in its most comprehensive sense and includes, without limitation, any and all advances, interest, costs or other charges, debts, obligations and liabilities of the Borrowers, heretofore, now, or hereafter made, direct, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined, and whether recovery upon such indebtedness may be or hereafter become barred by any statute of limitations, or whether such indebtedness may be or hereafter become otherwise unenforceable.

 ARTICLE 2

  I. The liability of the Guarantor under this Guaranty shall not exceed at any time the sum of US $ 15,000,000-- (fifteen million United States Dollars), for principal to be increased with all interest, fees, costs, expenses upon the indebtedness or upon such part of principal of the indebtedness as shall not exceed the foregoing limitation.

  2. Notwithstanding the foregoing, Rabobank International may permit the indebtedness of the Borrowers to exceed Guarantor's liability. This is a continuing guaranty relating to any indebtedness under the Agreement in accordance with its respective terms and conditions, including that arising under successive transactions which shall either continue the indebtedness or from time to time renew it after it has been satisfied.

 ARTICLE 3

 The obligations hereunder arc independent of the obligations of the Borrowers and a separate action or actions may be brought and prosecuted against the Guarantor whether action is brought against the Borrowers or whether the Borrowers be joined in any such action or actions provided that Rabobank International has sent prior to the claim of Rabobank International under the Guaranty a written notice to the Borrowers that an event of default has occurred in respect of the Agreement.

 ARTICLE 4

 1.    The Guarantor hereby waives with respect to the  indebtedness  under the
     Agreement: a. the privileges of excussion and apportionment as well as any rights and privileges it may have generally and all other rights, pleas, privileges and benefits of any statute of limitations affecting its liability hereunder or the enforcement thereof; b. the benefit of order established by law or otherwise in any applicable jurisdiction.

 2.       The Guarantor waives any right to require Rabobank International to
           a. proceed against the Borrowers,
           b. proceed against or exhaust any security held from the Borrowers;
           c. pursue any other remedy in Rabobank International's power whatsoever.

 3. The Guarantor waives any defense arising by reason of any disability or other defense of the Borrowers or by reason of the cessation from any cause whatsoever of the liability of the Borrowers (other than by reason of payment).

        As long as any indebtedness exists, the Guarantor shall not exercise any right of subrogation it may have, and waives any right to enforce any remedy which Rabobank International now has or may hereafter have against the Borrowers, and waives any benefit of, and any right to participate in any security now or hereafter held by Rabobank International.

 4. The Guarantor agrees that its obligations hereunder shall be binding and remain in force and effect, irrespective of the validity, regularity and enforceability of the Agreement, the absence of any action to enforce the same, the recovery of any judgment against the Borrowers or any action to enforce the same, or any other circumstance that might otherwise constitute a legal or equitable discharge or defense to Guarantor, as long as any indebtedness exists, now and in the future.

 ARTICLE 5

 The Guarantor authorizes Rabobank International, without notice or demand and without affecting its liability hereunder, but only with prior written consent of the Borrowers, from time to time to

 (i). amend the terms and conditions of the Agreement, more specially - but not limited to - to renew, compromise, extend, accelerate or otherwise change the time of payment of the indebtedness, including increase or decrease of the rate of the interest thereon;
 (ii). take and hold security for the payment of the indebtedness guaranteed and exchange, conform. waive and release any such security,

 (iii). apply such security and direct the order or manner of sale thereof as Rabobank International in its discretion may determine.


 ARTICLE 6

 All payments made hereunder shall be made free without set-off, and clear off, and without deduction for or on account of any present or future stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings of any nature now or hereafter applicable. In the event that the Guarantor is prohibited by law or otherwise from making such payments free of such deductions or withholdings, the Guarantor shall pay such additional amounts to Rabobank International as may be necessary in order that the actual amount received by Rabobank International after all deductions or withholdings (and after payment of such additional amounts) shall equal the amount that would have been received by Rabobank International if no deduction or withholding were required.

 ARTICLE 7

 The Guarantor represents and warrants that:

 (i). It is a corporation duly organized and validly existing under the laws of the state of Georgia, the United States of America and has full power and authority to enter into, execute and deliver this Guaranty and to perform its obligations hereunder. The issuance of this Guaranty by the Guarantor and performance of its obligations hereunder have been authorized by appropriate corporate action. The execution, delivery and performance of this Guaranty do not and will not violate or contravene any provision of law, will not conflict with the articles of incorporation or by-laws or other corporate documents, if any, of the Guarantor and do not and will not conflict with or result in the breach of any provision of any agreement to which the Guarantor or any of its subsidiaries is a party.

 (ii). Its obligations hereunder constitute direct and general obligations, legally valid and binding and enforceable against the Guarantor according to its terms which, now and at any time in the future, shall at least rank pari passu in priority of payment and in all other respects with all other unsecured and unsubordinated indebtedness of the Guarantor, present and future, other than statutorily preferred obligations. Guarantor shall at all times comply with and maintain the financial covenants as specified in the attached Schedule
 A. The aforesaid covenants shall be determined on a consolidated basis with respect to the Guarantor.

 ARTICLE 8

 As long as this Guaranty shall be in force and effect the Guarantor shall:

 (i). maintain an accounting system in accordance with generally accepted accounting principles in the United States of America consistently applied, and shall cause each of its subsidiaries to maintain an accounting system in accordance with generally accepted accounting principles in the jurisdiction in which such subsidiary's principal place of business in located, consistently applied.

 (ii). as soon as available, but not later than 180 (one hundred and eighty) days after the end of each fiscal year deliver to Rabobank International copies of its annual consolidated financial statements, audited and certified by an independent accountant. Furthermore, the Guarantor shall provide Rabobank International with such other financial information which Rabobank International may reasonably request from time to time.


 ARTICLE 9

 This Guaranty shall remain in force and not be discharged until all amounts due under the and/or this Guaranty have been paid in full in accordance with respective terms and conditions thereof. This Guaranty shall immediately he enforceable if any representation or warranty made in this Guaranty shall at any time prove to be incorrect in any material respect.

 ARTICLE 10

 Vis-a-vis the Guarantor the records of Rabobank International shall constitute prima facie evidence of any claim under this Guaranty in respect of the Agreement, such claim in accordance with their respective terms and conditions, unless the Guarantor can prove to the contrary.

 ARTICLE 11

 Without prejudice to the other terms and conditions contained herein or in the Agreement, the Guarantor acknowledges and agrees that if any event of default occurs as set forth in the Agreement, the Agreement will immediately become due and payable and this Guaranty becomes enforceable forthwith. The Guarantor shall promptly give notice of the occurrence of any event of default or any event that, with the giving notice or the passing of time, or both, would constitute such event of default.

 ARTICLE 12

 All notices, requests, demands or other communications required or permitted to be given to either party hereto shall be deemed sufficiently given if addressed in case of the Guarantor to:

 Inbrand Corporation
 1169 Canton Road Marietta, Georgia 30066/U.S.A.

 and in case of Rabobank International to

 Cooperatieve Centrale Raiffeisen-Bocrcnleenbank B.A.
 P.O. Box 17100
 3500 HO Utrecht/Thc Netherlands

 or to such other addresses as may from time to time be notified in writing by either party to the other.

 ARTICLE 13

 In respect of this Guaranty and its implementation, the Guarantor irrevocably waives any claim it may now or at any time have to immunity of any kind as to court or arbitration proceedings and the enforcement of any awards, sentences, judgements, inductions, decrees or court orders legally given or made in connection with such proceedings.

 ARTICLE 14

 Rabobank International shall have the right to set-off or to apply amounts on deposit or account with it or any of its affiliates in reduction of amounts due hereunder, regardless of the currency of such amounts.


 ARTICLE 15

 The Guarantor shall reimburse Rabobank International on demand for all costs and expenses (including legal fees) incurred in connection with or arising from negotiation, preparation, execution and enforcement of this Guaranty.

 ARTICLE 16

 This Guaranty and the interpretation thereof shall be governed by and construed in accordance with the laws of the Netherlands.

 ARTICLE 17

 Any suit, action or proceeding against the Guarantor with respect to this Guaranty may be brought in the competent courts of Amsterdam, the Netherlands, or such other competent courts as Rabobank International in its sole discretion may decide and Guarantor hereby submits to the non-exclusive jurisdiction of such courts for the purpose of any suit, action or proceeding.

 ARTICLE 18

 For the purpose of this Guaranty, also in respect of juridical execution, the parties hereto choose domicile, as far as Rabobank International is concerned at Utrecht, 18 Crocsclaan, the Netherlands and as far as Guarantor is concerned at 1169 Canton Road, Marietta, GA 30066,/United States of America.

 IN WITNESS WHEREOF the parties hereto, acting through their duly authorized representatives, have executed this Guaranty in two originals.

 I.     COOPERATIEVE CENTRALE RAIFFETSEN-BOERENLEENBANK B.A.

 II.    INBRAND CORPORATION

                                   SCHEDULE A

Financial covenants
 Computed at least quarterly and based on financial statements and compliance certificates provided by the Borrowers and the Guarantor and using GAAP definitions.

                                      Fiscal Quarter and Year Ending
                                1996       1997         1998      1999 and later
  Minimum current ratio         1.25       1.25         1.25             1.25
  Minimum adjusted tangible
  not worth (millions)          $ 30       $ 35         $ 40             $ 45
  Maximum debt to adjusted
  tangible net worth            2.50       2.50         2.25             2.25
  Minimum fixed charge
  coverage ratio*               1.50       1.50         1.50             1.50
  Maximum annual capital
  expenditures (millions)       $ 27       $ 27         $ 30             $ 30
  Maximum funded debt/
  EBITDA                         3.0        3.0          3.0              3.0

 * Calculation: (net income + interest expense + lease expense + depreciation + amortization)/ (current maturities funded debt + interest expense + lease expense)